UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                  WASHINGTON, D.C. 20549


                       SCHEDULE 13G

                 (Amendment No. _______)

         UNDER THE SECURITIES EXCHANGE ACT OF 1934


                ROGUE WAVE SOFTWARE, INC.

                   (Name of Issuer)

                     Common Stock
           (Title of Class of Securities)

                     775369 10 1
                    (CUSIP Number)


     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


     CUSIP No. 775369 10 1


(1)     Names of Reporting Persons  I.R.S. Identification Nos.
of Above Persons (entities only)

     Aris Antanas Buinevicius


(2)     Check the Appropriate Box if a Member of a Group (See
Instructions)

          (a)  /   /

          (b)  /   /


(3)     SEC Use Only
___________________________________________________________


(4)     Citizenship or Place of Organization

     United States


Number of Shares         (5) Sole Voting Power              490,615
Beneficially Owned       (6) Shared Voting Power                -0-
by Each Reporting        (7) Sole Dispositive Power         490,615
Person With              (8) Shared Dispositive Power           -0-


(9)     Aggregate Amount Beneficially Owned by Each Reporting
Person

     490,615


(10)     Check if the Aggregate Amount in Row (9) Excludes
Certain Shares (See Instructions)

     /___/


(11)     Percent of Class Represented by Amount in Row (9)

     4.69%


(12)     Type of Reporting Person (See Instructions)

     IN


                         ITEM 1(a)

Name of Issuer:    Rogue Wave Software, Inc. ("Issuer")


                         ITEM 1(b)

Address of Issuer's Principal Executive Offices:

     5500 Flatiron Parkway, Boulder, CO  80301


                         ITEM 2(a)

Name of Person(s) Filing:     Aris Antanas Buinevicius


                         ITEM 2(b)

Address of Principal Business Office or, if none, Residence:

     404 Westwood Drive, Chapel Hill, NC  27516


                         ITEM 2(c)

Citizenship:    United States


                         ITEM 2(d)

Title of Class of Securities:    Common Stock


                         ITEM 2(e)

CUSIP Number:    775369 10 1


                         ITEM 3

Not Applicable


                         ITEM 4

Ownership

     (a)  Amount Beneficially Owned:     490,615

     (b)  Percent of Class:                4.69%

     (c) Number of shares as to which such person has:

(i)   sole power to vote or to direct the vote:              490,615
(ii)  shared power to vote or to direct the vote:                -0-
(iii) sole power to dispose or to direct the disposition of: 490,615
(iv)  shared power to dispose or to direct the disposition of:   -0-


                           ITEM 5

Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following   / X /


                           ITEM 6

Ownership Of More Than Five Percent On Behalf Of Another Person
Not Applicable.


                           ITEM 7

Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on by the Parent Holding
Company

     Not Applicable.


                           ITEM 8

Identification and Classification of Members of the Group

     Not Applicable.


                           ITEM 9

Notice of Dissolution of Group

     Not Applicable.


                           ITEM 10

Certification

     Not Applicable.


                          SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     February 10, 1999
     Date



     /s/  Aris Antanas Buinevicius
     Signature



     Aris Antanas Buinevicius
     Name/Title